Room 4561

June 4, 2007

Mr. Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

   Re: Autobytel Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 15, 2007
     File No. 000-22239

Dear Mr. Houdeshell:

   We have reviewed your response letter dated May 11, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 7. Commitments and Contingencies, page F-32

1. Please tell us how you considered whether the non-exclusive patent license was subject to SOP 97-2.

2. Please explain to us why a portion of the non-exclusive patent license is considered "undelivered" resulting in the revenue deferral and the use of the residual method as described in EITF 00-21.

3.   Please tell us why you believe that using an income approach to determine the fair value of the non-exclusive license is sufficient to determine fair value in accordance with paragraph 9b of EITF 00-21. In addition, we note that your use of this method to determine fair value suggests that you do not enter into such licenses as a part of your major or central operations and we question whether the amount that you consider revenue meets the requirements of paragraph 78 of Concepts Statement No. 6. Please advise.

Note 14. Quarterly Financial Data (Unaudited), page F-47

4.   We do not believe that your industry is one that was contemplated in Question 1 of SAB Topic 6.G. Therefore, you must present gross margin as required by Item 302(a)(1) of Regulation S-K or present cost of revenues as allowed by Question 3 of the SAB Topic. Please revise your presentation in future filings. We also note that your response indicates that presentation of gross profit would require an allocation of costs from certain other categories to cost of revenues. Please explain your basis for including the costs of providing services in other line items rather than in cost of revenues and refer to the authoritative literature that supports your classification. As part of your response, please quantify these costs.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief